U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.    )


                                INZON CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                        (Title of Class of Securities)

                                   46187P-10-2
                                 (CUSIP Number)

                                David F. Levy, CEO
                                InZon Corporation
                              238 Northeast 1st Avenue
                             Delray Beach, Florida 33444
     (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                               September 24, 2004
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): David F. Levy

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)__________________________________________________________________
(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 10,940,675

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  10,940,675

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 10,940,675

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 36.53% (as of September 24, 2004)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

InZon Corporation
Common Stock, $0.001 par value
238 Northeast 1st Avenue
Delray Beach, Florida 33444

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name: David F. Levy.

(b)  Address: 238 Northeast 1st Avenue, Delray Beach, Florida 33444.

(c) Occupation: Chief Executive Officer of the Issuer, which is a telecommunication service provider of VoIP (Voice over Internet
Protocol) wholesale/retail inbound/outbound traffic to Tier 1 and Tier 2 Carriers; same address as (b) above.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)  Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On or about October 1, 2004, the Issuer issued 10,940,675 restricted shares of common stock to Mr. Levy, dated as of September 24, 2004, in connection with the transaction described in Item 6, below. This issuance was under the terms of the Agreement, which provided one new share of common stock of the Registrant would be issued for each share of outstanding common stock of InZon Corporation.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 10,940,675 shares owned by Mr. Levy. This amount represents, as of September 24, 2004, 36.53% of the outstanding common stock of the Issuer.

(b) Mr. Levy has sole voting and dispositive power with respect to all 10,940,675 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: See Item 6 below.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

On September 24, 2004, the Issuer entered into an Agreement and Plan of Merger ("Agreement") with InZon Corporation, a Delaware corporation, and all of InZon's holders of common shares. Under this agreement, InZon was merged into the Issuer, with Issuer being the surviving corporation.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

Agreement and Plan of Merger between the Registrant, on the one hand, and InZon Corporation and all of its holders of common stock, on the other hand, dated September 24, 2004 (including Exhibit A:
Identification of InZon Corporation Shareholders; Exhibit B: Amended and Restated Articles of Incorporation; Exhibit B-1: Restated Bylaws; Exhibit C: W-J International, Ltd. Financial Statements; Exhibit D:
Exceptions - W-J International, Ltd. Representations and Waranties; Exhibit E: InZon Corporation Unaudited Balance Sheet and Income Statement; Exhibit F: Exceptions - InZon Corporation Representations and Waranties; Exhibit G: Shareholder Letter; Exhibit H: Permitted InZon Corporation Transactions; Exhibit I: Certificate of Officer Pursuant to Agreement and Plan of Merger; and Exhibit J: Certificate of Officer Pursuant to Agreement and Plan of Merger) (incorporated by reference to Exhibit 2 of the Form 8-K filed on October 1, 2004).

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                       David F. Levy



Date: February 2, 2005                 /s/  David F. Levy